Exhibit 15.3

83 Wooster Heights Road Danbury, Connecticut 06810 iqvia.com AstraZeneca PLC Legal & Secretary’s Department 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA Dear Ladies and Gentlemen: IQVIA DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2022 In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, IQVIA Inc. (“IQVIA”) hereby authorizes AstraZeneca to refer to IQVIA and certain pharmaceutical industry data derived by IQVIA, as identified (highlighted in green) on the pages annexed hereto as Annex A, which are a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2022 (the “Annual Report”), each of which is incorporated by reference in the registration statement No. 333-253315 on Form F-4 for AstraZeneca, in the registration statement No. 333-256406 for AstraZeneca on Form F-3, and in the registration statements No. 333-240298, No. 333-226830, 333-21 6901, No. 333-170381, No. 333-1 52767, No. 333-1 24689 and No. 333-09062 on Form S-8 for AstraZeneca. IQVIA’s authorization is subject to AstraZeneca’s acknowledgement and agreement that: 1) IQVIA has not undertaken an independent review of the information disclosed in the Annual Report or the Form 20-F other than to discuss its observations as to the accuracy of the information relating to IQVIA and certain pharmaceutical industry data derived by IQVIA; 2) AstraZeneca acknowledges and agrees that IQVIA shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IQVIA as such; and 3) AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IQVIA, set forth in the Annual Report and Form 20-F as filed with the SEC and agrees to indemnify IQVIA from any third party claims that may arise therefrom. Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours, /s/ Matthew R. Gilmartin Name: Matthew R. Gilmartin Title: SVP, Deputy General Counsel ACCEPTED AND AGREED This 21 day of February 2023 AstraZeneca PLC /s/ Adrian Kemp Name: Adrian Kemp Title: Company Secretary

Annex A (See attached)

2022 2021 2020 1,120 1,036 1,214 World ($bn) 2022 2021 2020 100 98 106 Established RoW ($bn) $106bn (+5.7%) 2022 2021 2020 556 516 605 US ($bn) $605bn (+8.8%) 2022 2021 2020 267 238 290 Emerging Markets ($bn) $290bn (+8.4%) 2022 2021 2020 196 185 213 Europe ($bn) $213bn (+8.6%) The external environment presents us with both challenges and opportunities that require us to adapt, innovate and build trust. Healthcare in a Changing World The pharmaceutical sector continues to grow against a backdrop of increasing demand for healthcare. Global pharmaceutical sales grew by 8.4% in 2022. Global healthcare spending is projected to increase at an annual rate of 5.7% from 2021 to 2026. A growing pharmaceutical sector Global pharmaceutical sales In 2022, Established Markets saw an average revenue increase of 8.4% and Emerging Markets revenue also grew at 8.4%. The US, Japan, China, Germany and France are the world’s top five pharmaceutical markets by 2021 sales. In 2022, the US had 49.8% of global sales (2021: 49.7%). 'DWDEDVHGRQZRUOGPDUNHWVDOHVXVLQJ$VWUD=HQHFD0DUNHWGHƮQLWLRQVRQSDJH&KDQJHVLQGDWDVXEVFULSWLRQVH[FKDQJHUDWHVDQGVXEVFULSWLRQFRYHUDJHDVZHOODVUHVWDWHG,49,$GDWD KDYHOHGWRWKHUHVWDWHPHQWRIWRWDOPDUNHWYDOXHVIRUSULRU\HDUV6RXUFH,49,$,49,$0LGDV4XDQWXP4 LQFOXGLQJ86GDWD 5HSRUWHGYDOXHVDQGJURZWKDUHEDVHGRQ&(59DOXHƮJXUHV are rounded to the nearest billion and growth percentages are rounded to the nearest tenth. We expect developing markets, including Africa, the Commonwealth of Independent States (CIS)1, the Indian subcontinent and Latin America, to fuel pharmaceutical growth. Market growth in China is expected to remain below historical levels at a compound annual growth rate of 2.6%. This is due to the continued slowdown of the major hospital sector. 1 Includes Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Uzbekistan and excludes Ukraine. 2 Non-EU countries; including the UK. $1,214bn   (VWLPDWHGSKDUPDFHXWLFDOVDOHV Data is based on ex-manufacturer prices DW&(56RXUFH,49,$  (VWLPDWHGSKDUPDFHXWLFDOPDUNHW growth. Data is based on the compound annual growth rate from 2021 to 2026. 6RXUFH,49,$0DUNHW3URJQRVLV*OREDO 2022–2026. Other (XURSH2 $82bn 9.9% Japan $74bn 0.2% China $189bn 2.6% Oceania $19bn 4.4% Southeast Asia DQG(DVW$VLD $267bn  0LGGOH(DVW $29bn  Africa EQ 6.2% ,QGLDQ subcontinent $52bn 9.4% &,6 $40bn  (8 $295bn 5.4% North America $774bn 4.5% Latin America $170bn 17.2% (VWLPDWHGSKDUPDFHXWLFDOVDOHVDQGPDUNHWJURZWKWR $VWUD=HQHFD$QQXDO5HSRUW )RUP),QIRUPDWLRQ 9 6WUDWHJLF5HSRUW Corporate Governance )LQDQFLDO6WDWHPHQWV $GGLWLRQDO,QIRUPDWLRQ Healthcare in a Changing World

Small molecule targeted agents $50.9bn Immune checkpoint inhibitors $36.6bn Monoclonal antibodies (mAbs) $34.3bn Chemotherapy $24.5bn Hormonal therapies $16.0bn PARP inhibitors $3.1bn Other oncology therapies $0.5bn $165.8bn Annual worldwide market value Therapy area world market (MAT Q3-22) 2022 overview > Performance driven by rapid and broad market penetration of our oncology medicines, with 8 new indication launches and 21 major market approvals across four medicines, including ,PƮQ]L, (QKHUWX, /\QSDU]D and a new medicine DSSURYHGIRUWKHƮUVWWLPH,PMXGR2 .. > Impressive business performance underpinned by exceptional Total Revenue growth for &DOTXHQFH and (QKHUWX and strong double-digit growth for 7DJULVVR, /\QSDU]D and ,PƮQ]L. 1 Total Revenue from Koselugo is included within Rare Disease for 2022 reporting, previously reported within Oncology. The comparatives and growth rates shown for each therapy area have been calculated as though these changes had been implemented in 2020. 2 ,PƮQ]L Total Revenue includes revenue of Imjudo which commenced in 2022. Total Revenue $15,539m up 15% (20% at CER) 2021: $13,555m1 2020: $11,417m1 Unmet medical need and world market 20m Nearly 20 million people were diagnosed with cancer in 2020 and it remains the second leading cause of death across the globe. 27.5m The global burden of cancer is expected to grow, with an estimated 27.5 million newly diagnosed patients and 16.3 million deaths annually by 2040. Source: IQVIA. $VWUD=HQHFDIRFXVHVRQVSHFLƮFVHJPHQWVZLWKLQWKLVRYHUDOOWKHUDS\ area market. Oncology Therapy Area submarket totals ($165.9bn) do not sum up exactly to the Therapy Area total ($165.8bn) due to rounding. Product Disease Total Revenue Commentary 7DJULVVR (osimertinib) Lung cancer $5,444m, up 9% (15% at CER) Approved in 94 countries for the adjuvant treatment of patients with early-stage EGFR mutated (EGFRm) NSCLC and in 99 countries for both the 1st- and 2nd-line treatment of advanced EGFRm NSCLC. /\QSDU]D (olaparib) Ovarian cancer Breast cancer Pancreatic cancer Prostate cancer $2,993m, up 9% (14% at CER) Approved in 93 countries as maintenance therapy for platinum-sensitive relapsed ovarian cancer and 1st-line BRCA-mutated (BRCAm) ovarian cancer, and in 89 countries with EHYDFL]XPDEIRUKRPRORJRXVUHFRPELQDWLRQUHSDLUGHƮFLHQW +5' SRVLWLYHDGYDQFHGRYDULDQ FDQFHU$SSURYHGLQFRXQWULHVIRUJHUPOLQH%5&$P J%5&$P +(5QHJDWLYHHDUO\EUHDVW cancer (approved in the metastatic setting in 92 countries). Approved in 89 countries for gBRCAm metastatic pancreatic cancer. Approved in 92 countries for homologous UHFRPELQDWLRQUHSDLU +55 JHQHPXWDWHGPHWDVWDWLFFDVWUDWLRQUHVLVWDQWSURVWDWHFDQFHU (mCRPC) (BRCAm only in certain countries) and in 31 countries in combination with abiraterone for the 1st-line treatment of adult patients with mCRPC. ,PƮQ]Lƿ (durvalumab) Lung cancer Bladder cancer Liver cancer $2,784m, up 15% (21% at CER) Approved in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiotherapy in 85 countries and in extensive-stage small cell lung cancer in 81 countries. Also approved in combination with gemcitabine and cisplatin as treatment for adult patients with locally advanced or metastatic biliary tract cancer in three countries, and in unresectable hepatocellular carcinoma in the US in combination with ,PMXGR. 2 Also approved in the US in combination with ,PMXGR and platinum-based chemotherapy for NSCLC, and for previously treated advanced bladder cancer in 10 countries. &DOTXHQFH (acalabrutinib) Mantle cell lymphoma (MCL) Chronic lymphocytic leukaemia (CLL) $2,057m, up 66% (69% at CER) Approved in 85 countries for the treatment of CLL and in 43 countries for the treatment of adult patients with MCL who have received at least one prior therapy. (QKHUWX (trastuzumab deruxtecan) Breast cancer Gastric cancer Lung cancer $602m, up 182% (184% at CER) $SSURYHGLQPRUHWKDQFRXQWULHVIRU+(5SRVLWLYHPHWDVWDWLFEUHDVWFDQFHUIROORZLQJD RQHRUPRUH SULRUDQWL+(5EDVHGUHJLPHQ$OVRDSSURYHGLQPRUHWKDQFRXQWULHVIRU +(5ORZPHWDVWDWLFEUHDVWFDQFHUIROORZLQJFKHPRWKHUDS\DQGSUHYLRXVO\WUHDWHG +(5SRVLWLYHDGYDQFHGJDVWULFFDQFHU$SSURYHGLQWKH86IRUSUHYLRXVO\WUHDWHG+(5 mutant metastatic NSCLC. 2USDWK\V (savolitinib) Lung cancer $33m, up 109% (106% at CER) Approved in China for treatment of NSCLC with MET gene alterations. Other products =RODGH[ (goserelin DFHWDWHbLPSODQW Prostate cancer Breast cancer $957m, down 1% (up 7% at CER) $ULPLGH[ (anastrozole) Breast cancer $99m, down 29% (24% at CER) )DVORGH[ (fulvestrant) Breast cancer $334m, down 22% (14% at CER) &DVRGH[/&RVXGH[ (bicalutamide) Prostate cancer $78m, down 45% (40% at CER) ,UHVVD JHƮWLQLE  Lung cancer $114m, down 38% (34% at CER) Key marketed products See full product information in the Patent Expiries Supplement on our website, www.astrazeneca.com/annualreport2022. AstraZeneca Annual Report & Form 20-F Information 2022 19 Strategic Report Corporate Governance Additional Information Financial Statements Therapy Area Review / Oncology

Therapy Area Review
BioPharmaceuticals
continued

Cardiovascular, Renal & Metabolism

Therapy area world market
(MAT Q3-22)

$244.3bn
Annual worldwide market value



- Diabetes **$125.2bn**
- High blood pressure **$35.5bn**
- Abnormal levels of blood cholesterol **$17.2bn**
- Thrombosis **$6.8bn**
- CKD **$9.9bn**
- CKD-associated anaemia **$6.0bn**
- Hyperkalaemia **$0.7bn**
- Other CV **$50.2bn**

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market. Some sales for CKD ($9.9bn) and CKD-associated anaemia ($6.0bn) fall outside the CVRM total market. All sales for CKD-associated anaemia ($6.0bn) fall within the CKD market and should not be double-counted.

Key marketed products

See full product information in the Patent Expiries Supplement on our website, www.astrazeneca.com/annualreport2022

Product	Disease	Total Revenue	Commentary
Farxiga/ Forxiga (dapagliflozin)	Type-2 diabetes (T2D) Heart failure with reduced ejection fraction (HFrEF) Chronic kidney disease (CKD)	$4,386m, up 46% (56% at CER)	CKD label and HFrEF label approved in over 100 markets each. SGLT2i recognised as foundational HFrEF treatment by major societies (new AHA/ACC/ HFSA 2022 & ESC/HFA Guidelines).
Brilinta/Brilique (ticagrelor)	Acute coronary syndromes (ACS)	$1,358m, down 8% (4% at CER)	Approved in 123 countries for ACS and in 82 countries for high-risk patients with history of heart attack. Expansion to new patients in Emerging Markets.
Lokelma (sodium zirconium cyclosilicate)	Hyperkalaemia	$289m, up 65% (75% at CER)	Launched in 23 markets, with global branded market leadership, US total K+ binder market leadership and EU maintaining branded market leadership.
Roxadustat	Anaemia of CKD	$202m, up 12% (17% at CER)	Value and volume market share leadership within China HIF-PHI + ESA market, helping more than 500,000 patients.
Andexxa/Ondexxya (andexanet alfa)[1]	Factor Xa inhibitor reversal agent	$160m, up 12% (21% at CER)	The first approved reversal agent specifically for Factor Xa inhibitors. Approved in Japan in 2022.
Other products			
Crestor (rosuvastatin calcium)	Dyslipidaemia Hyper-cholesterolaemia	$1,050m, down 4% (up 2% at CER)	
Seloken/ Toprol-XL (metoprolol succinate)	Hypertension Heart failure Angina	$863m, down 9% (4% at CER)	
Bydureon (exenatide XR injectable suspension)	T2D	$280m, down 27% (26% at CER)	
Onglyza family, (exenatide, *Qtern*, *Symlin*, *Atacand* and other established brands)	n/a	$257m, down 28% (25% at CER)	

[1] Growth rates for *Andexxa/Ondexxya* acquired with Alexion have been calculated on a pro forma basis compared with the corresponding period in the prior year.

Our strategy in CVRM

Our bold ambition is to stop, reverse and cure CVRM diseases by maximising our medicines, delivering innovative solutions and advancing our pipeline. We do this by:

> unravelling the underlying causes of these diseases by identifying novel targets linked to disease biology to create the next generation of medicines
> advancing our precision medicine strategy to develop diagnostic strategies and deliver the right therapy for the right patient
> driving our *CVRM Clinical Development of the Future* programme to help bring medicines to market quicker by shortening enrolment times, promoting diversity in clinical trials, and automating and detecting events earlier through home monitoring devices
> investing strongly in research to drive data that can be incorporated into clinical practice guidelines to advance patient outcomes
> supporting our team of over 5,000 people across more than 23 functions including early and late R&D, medical and commercial.

Full details are given in the Development Pipeline Supplement on our website, www.astrazeneca.com/annualreport2022.

2022 review – strategy in action

Our CVRM strategy is focused on four key disease areas: heart failure (HF), chronic kidney disease (CKD), cardiovascular disease (CV) and metabolic liver disease. Our focus also extends to several rare disease areas, including transthyretin amyloidosis and factor Xa inhibitor-related bleeds.

Chronic kidney disease

In CVRM, we remain committed to working towards halting the progression of CKD and eliminating progression to kidney failure. In 2022, real world evidence data studies REVEAL-CKD and INSIDE-CKD were released, showing alarming prevalence of undiagnosed Stage III CKD and demonstrating that *Forxiga* can cut 33% of healthcare costs by delaying disease progression and reducing incidence of cardiorenal events, respectively. These findings reinforce an urgent need for early screening of CKD and the benefits of starting treatment earlier.

24 AstraZeneca Annual Report & Form 20-F Information 2022 Strategic Report

Therapy Area Review BioPharmaceuticals *continued*

Respiratory & Immunology

Therapy area world market (MAT Q3-22)

$82.4bn
Annual worldwide market value



- Asthma $24.8bn
- COPD $19.8bn
- Other $37.8bn

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market.

Key marketed products

See full product information in the Patent Expiries Supplement on our website, www.astrazeneca.com/annualreport2022.

Product	Disease	Total Revenue	Commentary
Symbicort (budesonide/ formoterol)	Asthma COPD	↓ $2,538m, down 7% (2% at CER)	Retained global market leadership. Only ICS/LABA approved as mild asthma anti-inflammatory reliever in 46 countries, with regulatory reviews anticipated in additional countries.
Fasenra (benralizumab)	Severe asthma	↑ $1,396m, up 11% (15% at CER)	Consolidated leadership in severe eosinophilic asthma. Currently approved as an add-on maintenance treatment for severe eosinophilic asthma in over 75 countries including the US, EU and Japan.
Breztri/Trixeo (budesonide/ glycopyrrolate/ formoterol)	COPD	↑ $398m, up 96% (103% at CER)	Approved in more than 45 countries, including the US, Japan and China. More prominent role of fixed-dose triple therapies, including mortality reduction benefits included in 2023 GOLD report.
Saphnelo (anifrolumab)	Systemic lupus erythematosus (SLE)	↑ $116m (2021: $8m)	Approved in the US, EU, Japan and several other countries. Regulatory reviews are ongoing in additional countries.
Tezspire (tezepelumab)	Severe asthma	$82m	Approved in the US, EU, Japan and several other countries for severe asthma. Regulatory reviews are ongoing in additional countries. Included in the 2022 GINA guidelines.
Other products			
Pulmicort (budesonide)	Asthma	↓ $645m, down 33% (31% at CER)	Approved in more than 115 countries. 2022 was first full year of volume-based procurement in China.
Daliresp/Daxas (roflumilast)	COPD	↓ $189m, down 17% (16% at CER)	Approved in more than 50 countries, including the US and EU. Loss of exclusivity in the US in October 2022.
Bevespi (glycopyrrolate/ formoterol)	COPD	↑ $58m, up 7% (9% at CER)	Approved in 44 countries, including the US, EU, Japan and China.

Our strategy in Respiratory & Immunology

Our ambition is to transform care in respiratory and immune-mediated diseases by moving beyond symptom control to achieve disease modification, remission and, one day, cures for millions of patients worldwide.

COPD

We are working to eliminate COPD as a leading cause of death by modifying the course of the disease.

Our strategy is to:
> drive broad, early diagnosis and 1st-line use of the most effective therapies to improve patient outcomes by preventing exacerbations before damage is accrued in the lung
> invest in therapies and trials that will enable us to demonstrate true disease modification, including stopping lung function decline over time and reversing the structural damage caused by the disease.

Asthma

Our ambition in asthma is to eliminate exacerbations and achieve clinical remission, even in people with the most severe asthma.

Our strategy is to:
> establish our anti-inflammatory reliever inhaled portfolio as the backbone of care across all asthma severities
> drive towards disease remission through an industry-leading biologics portfolio in patients with more severe disease
> bring forward the next generation of medicines by combining precision medicines with new delivery modalities to achieve clinical remission in patients who remain uncontrolled in spite of current therapeutics.

Immunology

Our ambition is to disrupt immunology by focusing on areas of high unmet medical need to drive clinical remission and eventually cure.

Our strategy is to:
> build momentum in rheumatology, winning in lupus and further expanding into other indications where type 1 interferon is a disease driver
> establish a presence in gastroenterology and dermatology through a combination of our mid-stage internal pipeline and external collaborations, targeting diseases such as inflammatory bowel disease, atopic dermatitis and chronic spontaneous urticaria
> invest in future transformative technologies with curative potential such as ADCs and cell therapy.

Full details are given in the Development Pipeline Supplement on our website, www.astrazeneca.com/annualreport2022.

2022 review – strategy in action

Asthma

Symbicort maintained its position as the leading ICS/LABA globally by volume and value. Performance has been driven by steady growth in Emerging Markets and some key Established RoW markets, offset by generic erosion in the EU and Japan and continued price erosion in the US.

In January 2023, *Airsupra* (PT027) was approved in the US for the as-needed treatment or prevention of bronchoconstriction and to reduce the risk of exacerbations in people with asthma aged 18 years and older, offering the first and only anti-inflammatory reliever treatment approach in the US.

Approval was based on results from the MANDALA and DENALI trials and followed a positive vote in November 2022 from the FDA's Pulmonary-Allergy Drugs Advisory Committee on the benefit risk assessment of PT027 in adults.

Breztri, our triple therapy, is being studied in asthma in two Phase III pivotal trials, KALOS and LOGOS, in addition to our current indication in COPD.

26 AstraZeneca Annual Report & Form 20-F Information 2022 Strategic Report

Therapy Area Review
BioPharmaceuticals
continued

Vaccines & Immune Therapies

Therapy area world market
(MAT Q3-22)

$9.8bn
Annual worldwide market value

Source: IQVIA.
AstraZeneca focuses on specific segments within this overall therapy area market.

Key marketed products

See full product information in the Patent Expiries Supplement on our website, www.astrazeneca.com/annualreport2022.

Product	Disease	Total Revenue	Commentary
Evusheld (tixagevimab and cilgavimab)	COVID-19	↑ $2,184m, (2021: $135m)	Authorised for pre-exposure prophylaxis (prevention) of COVID-19 in the US (emergency use), EU, Japan and many other countries. Approved for the treatment of COVID-19 in the EU and Japan. US emergency use authorisation for *Evusheld* revised in January 2023 to limit its use to when the combined frequency of non-susceptible variants in the US is ≤90%.
Vaxzevria (ChAdOx1-S [Recombinant])	COVID-19	↓ $1,875m, down 53% (51% at CER)	More than three billion vaccine doses have been released for supply to over 180 countries.
Synagis (palivizumab)	RSV	↑ $578m, up 41% (59% at CER)	Available in more than 100 countries outside the US. Sobi holds the US rights.
Fluenz Tetra/ *FluMist* Quadrivalent (live attenuated influenza vaccine)	Influenza	↓ $175m, down 31% (20% at CER)	Approved in the US, EU and other countries. Daiichi Sankyo holds rights to *FluMist* Quadrivalent in Japan.
Beyfortus (nirsevimab)	RSV	$25m	Approved in the EU. In collaboration with Sanofi. Sobi has the right to participate in AstraZeneca's share of the US profits and losses related to *Beyfortus*.

Our strategy in Vaccines & Immune Therapies

With an initial focus on some of the most common and debilitating respiratory diseases, we have a portfolio of medicines that includes vaccines for COVID-19 and influenza, long-acting antibodies for COVID-19 and respiratory syncytial virus (RSV), and a pipeline of next-generation therapeutics and scientific platforms. We are optimising the potential of both vaccines and antibodies, with a focus on developing medicines that provide effective and long-lasting immunity.

Vaccines

We are engineering novel, next-generation vaccines that have the potential to generate potent and long-lasting immune responses.

Antibodies

We are pioneering novel approaches to developing highly-targeted, long-acting antibodies, using our half-life extension technology. We have significantly accelerated the speed at which we are able to identify potent antibody candidates, screening billions of antibody candidates in a matter of months.

This complementary approach, with vaccines providing protection for those able to mount their own immune response, and antibody therapies for those who cannot, aims to ensure that no one is left behind.

Full details are given in the Development Pipeline Supplement on our website, www.astrazeneca.com/annualreport2022.

2022 review – strategy in action

Vaxzevria

Vaxzevria was co-invented by the University of Oxford. Through a landmark agreement in 2020, *Vaxzevria* was developed and distributed by AstraZeneca at cost during the pandemic. Under a sub-licence agreement with AstraZeneca, the vaccine is manufactured and supplied by the Serum Institute of India under the name *Covishield*.

Vaxzevria has been granted marketing or emergency-use authorisation as both a primary vaccine schedule and as a booster in multiple countries worldwide. In May 2022, the EU granted conditional marketing approval for the use of *Vaxzevria* as a third-dose booster in adults in both homologous (same vaccine) or heterologous (mixed vaccine) settings. In November 2022, *Vaxzevria* was granted full marketing approval in the EU as both a primary vaccination series and a third-dose booster.

To date, AstraZeneca and our global partners have released over 3.1 billion doses for supply to over 180 countries. Approximately two thirds of these doses went to low- and middle-income countries, and more than 580 million doses have been delivered to 130 countries through the COVAX Facility. In July 2022, Airfinity reported that *Vaxzevria* is estimated to have helped save more than six million lives in its first year of use.

The majority of vaccine product sales and doses delivered related to pandemic contracts. AstraZeneca will continue to supply the vaccine around the world as needed, in line with our agreement with the University of Oxford.

Evusheld

Evusheld is a long-acting antibody (LAAB) combination for the pre-exposure prophylaxis (prevention) and treatment of COVID-19. *Evusheld* is approved and being supplied in about 50 countries around the world. *Evusheld* is intended to protect those most vulnerable to COVID-19, including those who may not be well protected against the virus from vaccination, such as the immunocompromised, and those at high risk for severe COVID-19 hospitalisation and death if they get infected.

In February 2022, AstraZeneca finalised an agreement with the US Department of Health and Human Services for them to purchase an additional one million units of *Evusheld*.

In March 2022, *Evusheld* was approved for pre-exposure prophylaxis (prevention) of COVID-19 in the EU in a broad population of adults and adolescents aged 12 years and older weighing at least 40kg. The approval was based on a review of *Evusheld* data, including results from the PROVENT Phase III pre-exposure prophylaxis (prevention) trial published in the New England Journal of Medicine in April.

In August 2022, *Evusheld* was granted Special Approval for Emergency use in Japan for both pre-exposure prophylaxis (prevention) and treatment of symptomatic disease caused by SARS-CoV-2 infection in adults and adolescents aged 12 years and older weighing at least 40kg. The approvals were based on a review of *Evusheld* data, including results from PROVENT and the TACKLE Phase III COVID-19 treatment trial published in *The Lancet Respiratory Medicine* in June.

28 AstraZeneca Annual Report & Form 20-F Information 2022 Strategic Report

Business Review
continued

Growth and Therapy Area Leadership

Our commercial regions

We strive to meet our growth and profitability goals through commercial excellence in each of our global regions.



"Pricing for our medicines seeks to reflect the value they bring to patients, payers and society, and the significant investment required for targeted treatment options."

US

As the twelfth-largest prescription-based pharmaceutical company in the US, we have a 3.4% market share of US pharmaceuticals by sales value. Total Revenue increased by 47% in 2022 to $17,920 million, driven by the growth of our brands across Oncology, Rare Disease and BioPharmaceuticals including *Tagrisso*, *Calquence*, *Lynparza*, *Imfinzi*, *Enhertu*, *Farxiga* and *Breztri*. *Evusheld* was introduced for immunocompromised patients to help prevent COVID-19.

In Rare Disease, sales of *Soliris* were impacted by successful conversion to *Ultomiris*, which was partially offset by *Soliris* growth in NMOSD. *Ultomiris* pro forma sales[1] grew by 34% (42% at CER) to $1,965 million.

The US healthcare system is complex. Multiple payers and intermediaries exert pressure on patient access to branded medicines through regulatory rebates in government programmes and voluntary rebates paid to managed care organisations and pharmacy benefit managers for commercially insured patients. Significant pricing pressure is driven by payer consolidation, restrictive reimbursement policies and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies employ 'generic first' strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists.

For prescriptions dispensed in the US in 2022, generics constituted 87.1% of the market by volume (2021: 86.3%). By value they constituted 15.1% ($97.5 billion) of the market ($644.8 billion).

Ongoing scrutiny of the US pharmaceutical industry, focused largely on affordability, continued and has been the basis of multiple policy proposals. A landmark healthcare law, the Inflation Reduction Act (IRA) of 2022 was passed to address affordability concerns.

However, we have a diversified product portfolio in the US providing a broad spectrum of treatments in many different therapy areas, allowing access for patients in need of our innovative medicines.

Europe

The total European pharmaceutical market was worth $213 billion in 2022. We are the tenth-largest prescription-based pharmaceutical company in Europe (see market definitions on page 220) with a 2.9% market share of pharmaceutical sales by value. Total Revenue was $8,738 million, up 9% at actual rate of exchange (21% at CER).

We continued to launch new medicines and saw sustained performance of innovative medicines.

BioPharmaceutical Total Revenue declined by 7% (grew 4% at CER). *Forxiga* revenue grew 60% (81% at CER) driven by new indications in HF and CKD. *Fasenra* revenue grew by 7% (20% at CER). *Trixeo* is now launched in more than 21 markets. *Evusheld* revenue reached $298 million.

Oncology Total Revenue grew by 9% (21% at CER), driven by strong performance of *Tagrisso*, *Imfinzi* and *Lynparza*. We also launched *Calquence* and *Enhertu* with strong results during the year.

Rare Disease Total Revenue declined by 3% (grew 9% at CER) to $1,428 million, driven by a fall in *Soliris* sales offset by conversion of sales to *Ultomiris*.

Established Rest of World (RoW)

In 2022, Established Rest of World Product Sales increased by 22% (40% at CER) to $5,846 million, with sales in Japan up 17% (39% at CER) to $4,007 million. More than $1 billion in sales came from *Vaxzevria* and *Evusheld*. In Rare Disease, pro forma sales[1] of *Soliris* increased by 11% (24% at CER) to $476 million with a continued expansion of indications in new markets, and sales of *Ultomiris* grew by 6% (26% at CER) to $310 million with rapid conversion from *Soliris* in new launch markets.

Japan

The pharmaceutical market in Japan was worth $63 billion in 2022, positioning AstraZeneca as the third-largest prescription-based pharmaceutical manufacturer with a 4.1% value market share of pharmaceutical sales by value. The government conducted a regular price control measurement in April 2022 in order to address continued pressure on healthcare spend.

Total Revenue grew by 17% (39% at CER) to $4,110 million, despite continued COVID-19 impacts, price revisions and ongoing generic erosion for *Symbicort*. The strong performance was driven by new medicines including *Tagrisso*, *Imfinzi*, *Lynparza*, *Fasenra*, *Breztri*, *Lokelma* and *Forxiga*. New launches of *Tezspire*, *Ondexxya* and *Evusheld* also contributed to the results. Additionally, we launched new indications of *Tagrisso* and *Lynparza* adjuvant treatment, *Imfinzi* gastrointestinal cancer treatment, and *Calquence* 1st-line chronic lymphocytic leukemia treatment.

Canada

Total Revenue in Canada increased by 51% at actual rate of exchange (57% at CER) in 2022. This was primarily driven by strong, sustained growth of *Tagrisso*, *Lynparza*, *Forxiga*, *Fasenra* and *Evusheld*. Declines for *Onglyza*, *Crestor* and *Brilinta* (linked to LoE), combined with pricing pressures, partially offset this growth.

Australia and New Zealand

Our Total Revenue in Australia and New Zealand increased by 8% at actual rate of exchange (18% at CER) in 2022. This was primarily due to growth in Oncology, Respiratory & Immunology and *Forxiga*/*Xigduo*. In addition, we had sales of *Evusheld* in both countries to support their governments' response to COVID-19.

[1] Growth rates for medicines have been calculated on a pro forma basis compared with the corresponding period in the prior year.

40 AstraZeneca Annual Report & Form 20-F Information 2022 Strategic Report

Emerging Markets With Total Revenue of $11,745 million (2021: $12,281 million), AstraZeneca was the largest multinational pharmaceutical company for Innovative Branded Products, as measured by prescription sales, and the sixth fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2022. Growth drivers included new medicines across our entire portfolio. We are broadening access through channel expansion and external partnerships. Responsible sales and marketing BV As outlined in Code of Ethics on page 51, we are committed to high ethical standards. We have dedicated compliance professionals who advise on and monitor adherence to our Code and policies, and work with local staff to ensure we meet our ethical standards. Nominated signatories review product promotional materials and activities to ensure compliance with applicable regulations and codes of practice, and that information is accurate and balanced. Group Internal Audit conducts audits of selected marketing companies. Invasion of Ukraine We were shocked following the Russian invasion of Ukraine in February 2022 and, since then, have provided all practical support possible to ensure the safety, health and wellbeing of our employees. We have also committed over $10 million in humanitarian support. As a healthcare business, we are doing everything possible to ensure medical supply chains continue to operate and that patients in both countries are able to access our medicines, while complying with sanctions imposed on Russia. China In China, AstraZeneca is the largest pharmaceutical company in the hospital sector, as measured by sales value. In 2022, Total Revenue decreased by 4% at actual rate of exchange (stable at CER) to $5,792 million (2021: $6,011 million). Tagrisso, Lynparza, Zoladex, Breztri, Bevespi and Linzess were renewed and Orpathys was listed in the National Reimbursed Drug List (NRDL). Since the implementation of VBP, several AstraZeneca medicines have been impacted. In the most recent VBP implementation, Bricanyl neb, Losec IV and Betaloc ZOK were included. We expect additional AstraZeneca medicines to be included in the next VBP cycle with an estimated implementation during 2023. In 2022, we identified 10 confirmed external breaches across our commercial business (2021: 13). There were 2,872 instances (instances can involve multiple people) of employee and third-party non-compliance with our policies (2021: 2,477). A total of 147 employees and third parties were removed from their role as a result of a breach (2021: 105) and 3,326 received warnings (2021: 2,084). We brief our Audit Committee quarterly on breach statistics, serious incidents and corresponding remediation. Breaches primarily consist of low-impact incidents. We continue to foster a speak-up culture, strong first-line oversight (and related reporting) as well as targeted second-line monitoring to identify problems early and use learnings to improve our programme. Targeted COVID-19 lockdown restrictions have continued to impact growth rates and patient demand for Pulmicort, Forxiga and several Oncology medicines. Following the establishment of a Rare Disease business, Soliris became the first Rare Disease product available in China in the final quarter of 2022. Healthcare in low- and middle-income countries BV AstraZeneca is committed to equitable access to healthcare. By working in collaboration, we remove barriers and support the development and delivery of healthcare, particularly in low- and middle-income countries. We also adapt our access programmes to suit local health systems and communities, contributing to health system capacity and resilience through training, education, prevention and diagnosis. For more information, see Access to healthcare from page 49. Anti-bribery and anti-corruption BV We do not tolerate bribery or any other form of corruption. Preventing bribery and corruption are a focus of our third-party risk management and due diligence processes, as well as our monitoring and audit programmes. We reinforce our commitment to ethical business conduct through our annual Code of Ethics training which is delivered to all employees and relevant third parties. AstraZeneca Annual Report & Form 20-F Information 2022 41 Strategic Report Corporate Governance Additional Information Financial Statements %XVLQHVV5HYLHZ  *URZWKDQG7KHUDS\$UHDb/HDGHUVKLS

Glossary

Market definitions[1]

Region	Country				
US	US				
Europe	Austria*	Estonia*	Ireland	Netherlands	Slovenia*
	Belgium	Finland	Israel*	Norway	Spain
	Bulgaria*	France	Italy	Poland	Sweden
	Croatia	Germany	Latvia*	Portugal	Switzerland
	Cyprus*	Greece	Lithuania*	Romania	UK
	Czech Republic	Hungary	Luxembourg*	Serbia and Montenegro*	
	Denmark	Iceland*	Malta*	Slovakia*	
Established RoW	Australia	Canada	Japan	New Zealand*	
Emerging Markets	Algeria	Colombia	Iraq*	Nigeria*	Sri Lanka*
	Angola*	Costa Rica	Jamaica*	Oman*	Sudan*
	Argentina	Cuba*	Jordan	Other Africa*	Syria*
	Aruba*	Dominican Republic	Kazakhstan	Pakistan*	Taiwan
	Bahamas*	Ecuador*	Kenya*	Palestine*	Thailand
	Bahrain*	Egypt	Kuwait	Panama	Trinidad and Tobago*
	Barbados*	El Salvador	Lebanon*	Paraguay	Tunisia*
	Belize*	Georgia*	Libya*	Peru	Turkey
	Bermuda*	Ghana*	Malaysia	Philippines	Ukraine
	Botswana*	Guatemala	Maldives	Qatar*	United Arab Emirates
	Brazil	Honduras	Mauritius*	Russia	Uruguay*
	Brunei	Hong Kong	Mexico	Saudi Arabia	Uzbekistan
	Cambodia	India	Mongolia	Singapore	Venezuela*
	Chile	Indonesia	Morocco*	South Africa	Vietnam*
	China	Iran*	Nicaragua	South Korea	Yemen*

* Q3 2022 IQVIA, IQVIA Midas Quantum Q3 2022 data are not available or AstraZeneca does not subscribe for IQVIA quarterly data for these countries.

1 The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2022 of less than $1 million.

Established Markets means US, Europe and Established RoW.

North America means US.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Ethiopia, Mozambique, Namibia, Eswatini, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Called-up share capital	Issued share capital
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Short-term investments	Redeemable securities and short-term deposits
Trade Payables	Accounts payable
Trade Receivables	Accounts receivable

220 AstraZeneca Annual Report & Form 20-F Information 2022 Additional Information

Important information for readers of this Annual Report

Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement:

This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things:

> the risk of failure or delay in delivery of pipeline or launch of new medicines
> the risk of failure to meet regulatory or ethical requirements for medicine development or approval
> the risk of failures or delays in the quality or execution of our commercial strategies
> the impact of pricing, affordability and competitive pressures
> the risk of failure to maintain supply of compliant, quality medicines
> the risk of illegal trade in our medicines
> the impact of reliance on third-party goods and services
> the risk of failure in IT or cybersecurity
> the risk of failure of critical processes
> the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
> the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
> the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
> the risk of the safety and efficacy of marketed medicines being questioned
> the risk of adverse outcome of litigation and/or governmental investigations
> the risks related to IP protection of our products
> the risk of failure to achieve strategic plans or meet targets or expectations
> the risk of failure in financial control or the occurrence of fraud
> the risk of unexpected deterioration in our financial position
> the impact that the COVID-19 global pandemic may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition.

Certain of these factors are discussed in more detail, without limitation, in the Risk Supplement available on our website, www.astrazeneca.com/annualreport2022, and reproduced in AstraZeneca's Form 20-F filing for 2022, available on the SEC website www.sec.gov. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca's determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2022 obtained from IQVIA, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IQVIA National Prescription Audit and IQVIA National Sales Perspectives for the 12 months ended 31 December 2022; such data are not adjusted for Medicaid and similar rebates. Except as otherwise stated, these market share and industry data from IQVIA have been derived by comparing our sales revenue with competitors' and total market sales revenues for that period, and except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 50 countries contained in the IQVIA database, which amounted to approximately 92% (in value) of the countries audited by IQVIA. Changes in data subscriptions, exchange rates and subscription coverage, as well as restated IQVIA data, have led to the restatement of total market values for prior years.

AstraZeneca websites

Information on or accessible through our websites, including www.astrazeneca.com, and www.astrazenecaclinicaltrials.com and on any websites referenced in this Annual Report, does not form part of and is not incorporated into this Annual Report.

External/third-party websites

Information on or accessible through any third-party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

Supplements

For detailed information on our Development Pipeline, Patent Expiries of Key Marketed Products, Risk and Task Force on Climate-related Financial Disclosures Statement, see our website, www.astrazeneca.com/annualreport2022.

224 AstraZeneca Annual Report & Form 20-F Information 2022 Additional Information